Exhibit 99.1

Freeline Announces Proposed ADS Ratio Change

LONDON, April 21, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares (the “ADS Ratio”), nominal value £0.00001 per share, from the current ADS Ratio of one (1) ADS to one (1) ordinary share to a new ADS Ratio of one (1) ADS to fifteen (15) ordinary shares (the “ADS Ratio Change”). The company anticipates that the ADS Ratio Change will be effective on or about May 12, 2023 (the “Effective Date”).

For the company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-fifteen reverse ADS split and is intended to enable the company to regain compliance with the Nasdaq minimum bid price requirement. On the Effective Date, registered holders of company ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to the depositary bank for cancellation and will receive one (1) new ADS in exchange for every fifteen (15) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System (“DRS”) and in The Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every fifteen (15) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. Freeline’s ADSs will continue to be traded on the Nasdaq Capital Market under the ticker symbol “FRLN.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on Freeline’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the change in the ADS Ratio, Freeline’s ADS trading price is expected to increase proportionally, although the company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than fifteen (15) times the ADS trading price before the change.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the potential that the Company may not be able to regain compliance with the minimum bid price requirement or continue to meet any other requirement in the future. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media and Investor Contact:

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Communications

+ 1 617 283 4298